Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 10, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11603
Interest Rate Hedge Portfolio, Series 154
(the “Trust”)
CIK No. 2020843 File No. 333-280164

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, the Trust also invests in common stocks that are issued by foreign companies and in companies with various market capitalizations, and through the Trust's investment in the Funds, the Trust has principal risk exposure to investment grade securities, foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.” The Staff notes this paragraph should focus on the types of investments the Trust will be exposed to, not the principal risk exposure of these investments. Accordingly, please delete the phrase “principal risk” from the above disclosure.

Response:In accordance with the Staff’s comment, “principal risk” will be removed from the above referenced disclosure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon